Exhibit (21)

Subsidiaries of Potlatch Corporation

as of December 31, 2019 (1)

Name	State in Which Organized
PotlatchDeltic Forest Holdings, Inc.	Delaware
PotlatchDeltic Land & Lumber, LLC	Delaware
PotlatchDeltic Timber, LLC	Delaware
Potlatch Timberlands, LLC	Delaware
Potlatch Minnesota Timberlands, LLC	Delaware
PotlatchDeltic Real Estate, LLC	Arkansas

(1)	All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by PotlatchDeltic Corporation.